EWRX Internet Systems Inc.
4950 Yonge Street, Suite 910
Toronto, Ontario, CANADA M2N 6K1

February 5, 2008

Barbara C. Jacobs, Assistant Director
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	EWRX Internet Systems Inc.
Amended Registration Statement on Form 10-SB
Filed November 19, 2007
File No. 0-17963

Dear Ms. Jacobs:

We are in receipt of your comment letter dated December 28, 2007 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by staff. For convenience, the matter is listed below, followed by the Company’s response.

Form 10-SB Amendment
General

l.	The description of the common stock on page 10 continues to disclose information as of December 31, 2005. Please also update.

We have updated the date to disclose the shares outstanding as of February 5, 2008. However, there have been no additional share issuances since December 31, 2005.

Item 7. Certain Relationships and Transactions, page 9

2.	Please outline the material provisions of your loan amendment with Mr. Wang. Please disclose that the loan from Mr. Wang appears to have earned interest of 16.67% over the first two years.

We have provided additional disclosure regarding the material terms of the loan and that the Loan appears to have earned interest of 16.67% over the first two years.

Part II
Item 4. Recent Sales of Unregistered Securities, page 11

3.	Disclose the exemption from registration claimed for the issuances to Navitex Canada and the facts that made the exemption available.

We have disclosed that the share issuances made to Navitex Canada Inc. in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended.

In connection with responding to these comments, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EWRX Internet Systems, Inc.

By:
       /s/ Jessica Q. Wang
       Jessica Q. Wang
       President and Chief Executive Officer